October 14, 2005

VIA: OVERNIGHT MAIL

Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn: Elaine Wolff, Branch Chief

Re:	Resource Capital Corp.
Amendment No. 1 to Registration Statement on Form S-11
Filed August 29, 2005
File No. 333-126517

Dear Ms. Wolff:

     On behalf of Resource Capital Corp. (the “Company”), we wish to respond to your comment letter dated September 21, 2005 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the Edgar version of Amendment No. 2 to the registration statement.

     We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.

General

1.	We note your response to comment no. 1. In your response at n.6, you state that current or future CDOs may rely on Investment Company Act Sections 3(c)(1), 3(c)(7) or 3(c)(5)(C) for an exclusion from the definition of “investment company.”

	•	Please specify the exclusion(s) that Ischus CDO II, Ltd. and Apidos CDO I, Ltd. are relying upon. To the extent that a CDO relies on Section 3(c)(1), please note that any investment in it by a 3(c)(7) investor may cause that CDO to lose the benefit of that exclusion. See Section 3(c)(1)(A). Please explain what procedures you will implement to avoid that possible result.

	•	To the extent that either or both of the named CDOs rely, or intend to rely, on Section 3(c)(7), please explain why entities investing in the CDOs (or in any future CDO relying on Section 3(c)(7)), including RCC Commercial Inc., are, or will be, “qualified purchasers” under Section 2(a)(51) of the Investment Company Act. Your explanation should include a factual and legal discussion of whether such entities were “formed for the specific purpose of acquiring the securities offered,” and, if they were so formed, how they nevertheless meet the definition of qualified purchaser under Section (2)(a)(51).

Securities and Exchange Commission
October 14, 2005

•	To the extent that either or both CDOs rely, or intend to rely, on Section 3(c)(5)(C), or that you envision future CDOs as relying on this exclusion, please explain the basis for such reliance.

The Company has advised us that Ischus CDO II, Ltd. and Apidos CDO I, Ltd. are relying on Investment Company Act Section 3(c)(7) for exclusion from the definition of “investment company.” The Company does not now anticipate that future CDOs will rely on Section 3(c)(1). However, were any to do so, the Company notes that 100% of the voting securities of any such CDO would be owned by either RCC Real Estate or RCC Commercial, which are, in turn, owned 100% by the Company. As discussed in the next paragraph, the Company is itself a qualified purchaser. As discussed in our response to your prior comment no. 1, RCC Real Estate is excluded from the definition of “investment company” by Section 3(c)(5)(c) or Section 3(c)(6) and, as a result, the look-through provision of Section 3(c)(1)(A) would not apply. While RCC Commercial will rely on the Section 3(c)(7) exclusion (i.e., the look-through provision would apply), it is 100% owned by the Company which, as discussed in our response to your prior comment no. 1, does not come within the definitions of an investment company in Section 3(a)(1). Accordingly, because the ultimate beneficial owner of each CDO would be a single entity which is a qualified purchaser that is not an investment company and is not relying on the Section 3(c)(1) or Section 3(c)(7) exclusions the Section 3(c)(1) requirements would be met.

Under the terms of the CDO offerings, all of the investors factually meet the requirements for being “qualified purchasers” under Section 2(a)(51). In the case of each investor in a CDO other than RCC Real Estate and RCC Commercial, the investor will be required to represent in an investor questionnaire that it is a qualified purchaser. In the case of RCC Real Estate and RCC Commercial, either (i) each has or will have at least $25 million in investments at the time in invests in a CDO or (ii) the sole beneficial owner of each (i.e., the Company) is and will be a qualified purchaser at the time the relevant entity invests in a CDO.

Securities and Exchange Commission
October 14, 2005

Neither RCC Real Estate nor RCC Commercial were “formed for the specific purpose of acquiring” the securities of the CDOs. Rather, as described in Note 2 to the table in “Summary – Our Formation and Structure,” at page 19, RCC Real Estate was formed for the purpose of holding the Company’s commercial and residential real estate-related assets and RCC Commercial was formed for the purpose of holding the Company’s commercial finance assets. As noted in the release that adopted Rule 2a51-3, the rule was designed to limit “the possibility that a company will be able to do indirectly what it is prohibited from doing directly (i.e. organize a qualified purchaser entity for the purpose of making an investment in a particular Section 3(c)(7) Fund available to investors that themselves did not meet the definition of qualified purchaser).” Inv. Co. Act Release No. 22597, Section II.C (April 3, 1997). Since both RCC Real Estate and RCC Commercial were organized to hold a broad array of the Company’s assets and not simply the assets of one specific Section 3(c)(7) CDO, neither has been formed for “the specific purpose” of acquiring the securities of a particular Section 3(c)(7) CDO. Moreover, even if RCC Real Estate and RCC Commercial had been formed for the specific purpose of investing in a particular Section 3(c)(7) CDO, Rule 2a51-3 provides that they could nonetheless be qualified purchasers if each beneficial owner of their securities is a qualified purchaser. The sole beneficial owner of all the securities of each of RCC Real Estate and RCC Commercial is the Company, which has over $1.854 billion in investments and, consequently, is itself a qualified purchaser. The Company was not formed for the specific purpose of investing in any one CDO and, therefore, it is not necessary to look through to the Company’s stockholders. Accordingly, under Rule 2a51-3, each of RCC Real Estate and RCC Commercial would be a qualified purchaser.

Finally, neither of the existing CDOs relies or intends to rely on Section 3(c)(5)(C), and the Company does not now expect future CDOs will rely upon this exclusion.

2.	We note from your response to comment no. 3 that “[e]ven if the Manager is deemed to be taking shares or options with a view towards distribution and, as a result, may be deemed to be an underwriter, because the distribution would not be a public distribution and would be made only to persons who are insiders, the issuance by the Company of its shares of common stock will be exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act or the ‘Section 4(1½) exemption’ if the transaction is considered a resale.” Please tell us the basis for your conclusion that the distribution would not be a “public distribution” and would be made only to “insiders.” For example, please tell us how the approximately 146 employees of Resource America would be considered to be insiders and whether a distribution could be made to all employees.

The Company does not believe that the allocations would be considered “public distributions” because the recipients are, and will continue to be, a limited number of persons who are directors, officers and employees of the Manager or of Resource America or its subsidiaries who provide management and other services to the Company. Since all of such persons are involved in providing services to the Company, all have pre-existing relationships with it. Moreover, not all 146 Resource America employees involved in asset management will be eligible to receive allocations: management support personnel and junior asset management personnel will not be eligible. As of the date of this letter, the Company believes that approximately 40 individuals are eligible to receive allocations, approximately 16 of which are accredited investors.

Securities and Exchange Commission
October 14, 2005

Cover

3.	We note your response to comment no. 8 and continue to believe that your disclosure on the cover page that “you intend to apply” to have your common stock listed on the NYSE is not appropriate until you have applied for listing and can so state. As a result, we reissue the comment.

The Company has received approval, subject to official notice of issuance, to list its common stock on the New York Stock Exchange. Accordingly, the Company has revised the statement on the cover page to state that it has received such approval.

4.	We note your response to comment no. 9 and the revised disclosure. Please revise to briefly identify the “other restrictions on ownership and transfer” to which you refer on the cover page and delete the cross-reference to the section on “Description of Capital Stock” from the cover page.

The Company has revised the statement on the cover page to identify the restrictions on ownership and transfer of the Company’s common stock that are contained in the Company’s charter. The cross reference has been deleted.

Summary, page 1

Our Company, page 1

5.	We note your response to comment no. 16 and the revised disclosure. We further note your disclosure on page 8 that you expect your agency RMBS to provide a “stable foundation” and you expect your other investments to provide “enhanced returns and limited interest rate risk.” We continue to believe that your statement that your objective is to provide attractive risk-adjusted returns should be balanced by disclosure immediately following this statement throughout the prospectus, including pages 1 and 8, that makes clear that future distributions and capital appreciation are not guaranteed and your ability to achieve this objective is not based on your operating history or REIT experience, which is limited. As a result, we reissue that portion of the comment. Further, we note your statement that risk-adjusted returns are returns earned on assets normalized for the amount of risk associated with the assets. Please expand your disclosure to clarify what you mean by “normalize” a return for risk. If there is a formula or other criteria for “normalizing” risk, please so state.

Securities and Exchange Commission
October 14, 2005

The Company has revised its disclosure at pages 1, 9, 53, 76 and 79 to provide the requested cautionary language and has revised the definition of “risk-adjusted returns.”

Our investment portfolio, page 3

6.	We note your disclosure that the underlying residential borrowers of your non-agency RMBS can be characterized as “sub-prime.” Please include risk factor disclosure regarding the risks associated with sub-prime lending.

The Company has added a summary risk factor on page 7 and a risk factor on page 29 to disclose the risks associated with sub-prime lending.

Business Strengths, page 6

7.	We note your response to comment no. 27 and the revised disclosure. We continue to believe that you should expand your disclosure on page 6 to identify the specific relationships or investments and state that you have not executed any sourcing agreements. As a result, we reissue that portion of the comment.

The Company has added the requested disclosure on page 6.

Summary Risk Factors, page 6

8.	We note that you leverage your investments and are not limited in the amount of leverage that you use. Please expand your disclosure on page 7 to quantify your current leverage.

The Company has modified the referenced summary risk factor, at page 7, to quantify its leverage. A conforming change has been made to the risk factor at page 25.

External Manager, page 9

9.	We note your response to comment no. 25 and the revised disclosure. We continue to believe that you should state that Resource Capital Manager has no employees and that neither you nor your manager will have any independent officers, and we reissue that portion of the comment.

The Company has revised the disclosure as requested at pages 9 and 10, and has provided similar disclosure under “Business – The Manager” at page 85.

10.	We note your response to comment no. 26 and the revised disclosure that senior management and other personnel allocate their time between you and Resource America based on the relative amount of assets managed on your behalf and on behalf of Resource America. Please expand your disclosure to clarify what you mean by this statement and disclose the amount of time your senior management team and these employees will devote to you.

The Company has revised the disclosure as requested at page 10.

Securities and Exchange Commission
October 14, 2005

11.	We note your statement that Ischus has “one CDO with $400 million in assets on a cost basis and $321 million of assets that have been accumulated on our behalf for Ischus CDO II” and your statement that Apidos has over “$189 million in par value of syndicated bank loans, $155 million of which have been accumulated on our behalf for Apidos CDO I.” Please expand your disclosure in the summary and the Business section to briefly describe your interests in each CDO and clarify what you mean by assets that have been “accumulated on our behalf.”

After June 30, 2005, the Company closed the two CDOs, Ischus CDO II and Apidos CDO I, for which assets had been accumulating in warehouse lines. The Company has updated its disclosure in the summary at page 10 concerning Ischus and Apidos accordingly. The Company has also added a description of its interests in the CDOs. Conforming changes have been made in “Business” at page 86.

12.	We note that 5% of Resource Real Estate’s assets are managed on your behalf. Please expand your disclosure in the summary and the Business section to briefly describe these assets and your investment in Resource Real Estate.

The assets previously referred to are solely assets owned by the Company that are managed for the Company by Resource Real Estate pursuant to the management agreement. The Company does not have an investment in Resource Real Estate itself.

Conflicts of Interest in our Relationship with the Manager and Resource America, page 10

13.	We note your disclosure in the third ballet point that the management agreement does not prohibit your investment in investments in which the Manager has an interest and that you anticipate that you will invest in equity portions of CDO’s structured for you by the Manager. Please revise to disclose that you have already invested in two CDO’s structured by your Manager, that you have invested in real estate or real estate loans originated or financed, as the case may be, by your Manager, and that you will purchase equipment leases originated by, and to be managed by, your Manager.

Securities and Exchange Commission
October 14, 2005

The Company has revised the third bullet point in the summary at page 11 and in “Management” at page 110 to provide the requested disclosure about the two CDOs and about future investments in real estate loans and equipment leases originated and managed by the Manager and Resource America. The Company has not invested in any real estate loans structured by the Manager; all real estate loans in the Company’s portfolio have been acquired from third party originators found by the Manager. Accordingly, no reference has been made to any current portfolio loans originated by the Manager.

Our Financing Strategy, page 12

14.	We note your response to comment no. 29 and the revised disclosure including the table on page 5. Please expand your disclosure on page 12 to include your current leverage ratio.

The Company has disclosed its leverage ratio as of June 30, 2005 on pages 7, 13 and 25.

Distribution Policy, page l6

15.	We note that in July 2005, your board of directors declared a quarterly distribution of $0.20 per share of common stock, which was paid on July 29, 2005 to stockholders of record as of July 22, 2005. Please expand your disclosure on pages 15 and 47 to state what portion of this distribution was a return of capital and the source of the distribution. For example, if the source was from other than cash generated from operations, such as borrowings, please revise to so state.

The Company has expanded the disclosure at pages 15 and 49 to indicate the portion of the distribution that was a return of capital and the source of the distribution.

Our Formation and Structure, page 19

16.	We note your response to comment no. 36 and the revised disclosure that you formed Resource TRS to hold assets or conduct activities that you, as a REIT cannot hold, or in which you cannot engage directly. Please expand your disclosure to briefly describe these assets and activities.

The Company has revised the disclosure as requested at page 19.

Securities and Exchange Commission
October 14, 2005

17.	Please indicate the percentage of the company that will be held by public shareholders following this offering.

The Company has revised the table at page 19, and added a new note 3, indicating the percentage of the Company that will be held by IPO investors following this offering.

Risk Factors, page 21

Risks Related to Our Investments, page 27

We remain subject to losses on our mortgage portfolio..., page 27

18.	We note your response to comment no. 44 and the revised disclosure that as you implement your targeted asset allocation you expect that the percentage invested in RMBS that are either agency-backed or are rated investment grade by at least one rating agency will decline. Please expand your disclosure to quantify this expected decline.

The Company believes that the referenced disclosure was not responsive to your original comment no. 44: while the Company expects that the percentage of its overall portfolio that is RMBS will decline, it anticipates that substantially all of its RMBS will be agency-backed or rated investment grade. Since the purpose of the risk factor is to describe risks of even agency-backed or investment grade RMBS, the Company has revised the disclosure at page 28 to state that approximately 99% of its RMBS as of June 30, 2005 were, and substantially all of its RMBS in the future will be, agency-backed or investment grade.

Risks Related to this Offering, page 35

Future sales of shares of our common stock may depress price ..., page 36

19.	We note the risk that future sales may depress the price of your shares. Please expand your disclosure to provide a separate risk factor regarding the risks associated with your Manager’s receipt of at least 25% of its compensation in the form of shares of your common stock and its ability to elect to receive a greater percentage of its incentive compensation in the form of common stock, especially in light of the requirement that it not own more than 9.8% of your common stock.

The Company has added a new risk factor at page 37 with respect to the Manager’s receipt of a part of its compensation in the form of the Company’s shares.

Securities and Exchange Commission
October 14, 2005

We have relationships with some of our underwriters or their affiliates who may receive benefits in connection with this offering, page 37

20.	Please revise the risk factor caption to identify the risk.

The Company has revised the caption at page 38.

Management’s Discussion of Financial Condition, page 51

Overview, page 51

21.	We note your response to comment no. 52 and the revised disclosure. We continue to believe that you should expand your disclosure to discuss the anticipated impact of increasing competition and reissue that portion of the comment.

The Company has deleted the penultimate bullet point on page 54 and substituted a new paragraph immediately following the bullet point disclosure expanding upon the effects of competition on the Company.

22.	We note that approximately 60% of your investment income was derived from Agency RMBS which accounts for approximately 65% of your total investments and that you intend to decrease the amount invested in Agency RMBS to between 35% and 40% of your portfolio during the next 12 months. Please revise here and throughout, including the summary where you discuss your intention to diversify your portfolio, to discuss the impact this may have on your results of operations.

The Company has revised its discussion by adding a new third paragraph at page 53 discussing its intent to diversify its portfolio and the impact diversification may have on its results of operations. Conforming disclosure has been made in the summary on page 2 and in “Business” on page 76.

Liquidity and Capital Resources, page 62

23.	We note your response to comment no. 56 and the revised disclosure. We cannot locate the discussion of the material terms of your warehouse facilities. Please advise or revise.

At August 29, 2005, the date the Company filed Amendment No. 1 to its registration statement and responded to your comment letter, the Company’s two warehouse facilities had terminated. The Company therefore omitted a discussion of the facilities’ material terms. Presently the Company has entered into one warehouse facility, and its material terms have been disclosed on page 68.

Securities and Exchange Commission
October 14, 2005

24.	We note the revised disclosure that you have entered into master repurchase agreements with Credit Suisse First Boston LLC, Barclays Capital, Inc., J.P. Morgan Securities, Inc., Countrywide Securities Corporation, Deutsche Bank Securities Inc., Morgan Stanley & Co. Incorporated, Goldman Sachs & Co. and UBS Securities LLC. Please expand your disclosure to identify those parties with whom you have entered into repurchase transactions and the various amounts of those transactions.

The Company has revised the disclosure on pages 65-66 and 92 to identify the counterparties and amounts of its repurchase transactions as of June 30, 2005. On page 68, the Company has identified and summarized one additional repurchase agreement that was finalized after the date of its last filing.

Contractual Obligations, page 64

25.	We note your response to comment no. 60 and the revised disclosure. Please expand your disclosure to provide a brief discussion of the contractual commitments related to your derivatives and the management agreement. In addition, please quantify these commitments to the extent known, e.g., calculate the base management fee for this year based on your current and expected equity following this offering.

The Company has expanded the disclosure at page 67 by adding two new paragraphs following the table discussing and quantifying its commitments relating to derivatives and the management agreement.

Recent Developments, page 65

26.	We note your disclosure that the assets of the CDO I and CDO II warehouse facility terminated and the assets were transferred to Ischus CDO II and Apidos CDO I in which you purchased equity interests representing “100% of the outstanding preference shares.” We further note your disclosure on page 59 that you consolidated Apidos I as of June 30, 2005 even though you do not own any of its equity. Please revise here and throughout to fully describe the preferences and material terms, including seniority, of the preference shares. In addition, please include risk factor disclosure as appropriate.

The Company has revised the disclosure in the summary, at page 13, and in MD&A, at page 68, to delete the references to “preference shares” and to disclose the subordinated nature of the CDO equity interests. The Company discusses the risks of these investments in “Risk Factors – Risks Related to Our Business – “We intend to finance some of our investments through CDOs…” on page 26. Please see the response to comment no. 33 regarding the Company’s consolidation of Apidos CDO I as of June 30, 2005.

Securities and Exchange Commission
October 14, 2005

Qualitative and Quantitative Disclosures about Market Risk

Effect on Fair Value, page 71

27.	Please advise us why you have excluded floating rate investments from the sensitivity analysis table on page 72. The fair value of these investments is material to your balance sheet and should therefore be included in the sensitivity analysis.

The Company has modified the first sentence in the paragraph following the table on page 75 to discuss why floating rate investments have been excluded from the table.

Business

Collateralized Debt Obligations, page 82

28.	We note the apparent typographical error in the last sentence in the second full paragraph that states that the “first loss” piece of the CDO’s capital structure are generally entitled to all “residential” amounts available for payment. Please revise or advise.

The Company has changed “residential” to “residual” at page 85.

Management, page 94

Management Agreement, page 101

29.	We note your response to comment no. 65 that the purpose of the formula by which incentive compensation is calculated is to compensate the manager only to the extent that the return from your investments exceeds the greater of a base rate of 8% or the 10-year treasury rate plus 2% per annum. Please expand your disclosure to provide this clear statement describing the formula for the incentive compensation and its purpose.

The Company has modified the first full paragraph following the example of how the incentive fee is calculated to provide the clear statement of the formula as you have requested. However, because the fee is calculated quarterly, and thus may result in incentive fee payments that may be greater or lesser than the stated thresholds applied on an annual basis, and to conform the statement to the more detailed prior discussion and example, the Company has used the quarterly thresholds.

Certain Relationships and Related Transactions, page 112

30.	We note from your disclosure on page 10 that as of June 30, 2005, 5% of Resource Real Estate’s assets were managed on your behalf. Please revise to include disclosure of such investment in this section.

As discussed in response to comment no. 12, the Company has not invested in Resource Real Estate: Resource Real Estate only manages Company-owned assets pursuant to the management agreement. Accordingly, there is no investment in Resource Real Estate to disclose.

Securities and Exchange Commission
October 14, 2005

Underwriting, page 146

31.	We note your response to comment no. 72. Please expand your disclosure to state whether the shares issued in connection with the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements. In addition, we may have additional comments after reviewing the directed share program materials.

The Company has expanded the disclosure as requested at page 150. The Company is supplementally enclosing for your review copies of the materials that will be used in connection with the directed share program.

32.	We note your response to comment no. 73 that the underwriters have advised you that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites they maintain. We continue to believe that you should identify these underwriters and reissue that portion of our comment.

The underwriters have advised the Company that Friedman, Billings, Ramsey & Co., Inc. (“FBR”), Citigroup Global Markets Inc. (“Citigroup”), Bear, Stearns & Co. Inc. (“Bear Stearns”) and Flagstone Securities LLC (“Flagstone”), members of the underwriting syndicate, may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites they maintain. The Company has identified these underwriters at page 154.

FBR.com, a division of FBR Investment Services Inc. (which is an affiliate of FBR), will be facilitating internet distribution for this offering to certain of its internet subscription customers. FBR intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be made available on its web site. Other than the prospectus in electronic format, the information of the FBR web site is not part of this prospectus. FRB is on the “pre-approved list” that is disseminated to the Division’s reviewers and its procedures have been filed with the SEC Division of Corporate Finance. It has been advised by the Staff to refer future Staff reviewers to the “pre-approved list.”

Securities and Exchange Commission
October 14, 2005

In addition, Citigroup intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes. In addition, Citigroup may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement or sticker thereto.

Citigroup’s use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004 and Citigroup hereby confirms that to date, the i-Deal materials approved by Ms. Wyatt have not changed.

It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup has advised the Company that none of the agreements Citigroup has with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. Citigroup has also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

Bear Stearns has advised the Company that it does not intend to engage in any form of electronic offer, sale or distribution of the shares. However, as a convenience to certain of its institutional investor customers to whom a hard copy of the preliminary prospectus has been or will be sent, Bear Stearns may send an electronic copy of the preliminary prospectus in pdf form to such investors. Bear Stearns will not rely on such electronic distribution of the preliminary prospectus to satisfy any of its obligations under the federal securities laws.

Lastly, Flagstone intends to distribute electronic versions of the preliminary and final prospectus via e-mail. However, it does not intend to post either the preliminary or final prospectus of this offering on its web site. Substantially all of Flagstone’s client base consists of institutional investors, many of whom are accustomed to receiving electronic prospectuses.

Securities and Exchange Commission
October 14, 2005

Note 3 – Summary of Significant Accounting Policies

Variable Interest Entities, page F-12

33.	Please revise to provide the disclosures required by paragraphs 23-26 of FIN 46(R) as it relates to Apidos CDO I, Ltd. We may have further comment.

The Company has provided the requested FIN 46(R) disclosure as a new second paragraph under “Variable Interest Entities” at page F-12.

Part II. Information Not Required in Prospectus

Exhibits

Exhibit 5.1. Legal Opinion

34.	We note on page 2 that you have assumed that (i) the Shares have not been issued or transferred in violation of any restriction or limitation on transfer or ownership of shares of Capital Stock and (ii) prior to the issuance and sale of the New Shares, the Pricing Committee or the Board of Directors will adopt resolutions approving the issuance and sale of the New Shares. We further note on page 3 that the New Shares “when issued and delivered in accordance with the Pricing Resolutions and the Resolutions, will be validly issued, fully paid and nonassessable.” Please note that counsel cannot include broad assumptions that are readily ascertainable. Please revise or advise.

The opinion has been revised to remove the assumption that the shares have not been issued or transferred in violation of any restriction or limitation on transfer or ownership. However, the assumption regarding the adoption of resolutions approving the issuance and sale is necessary for the opinion.The Maryland General Corporation Law (“MGCL”) requires the Company’s board of directors to authorize the issuance of stock and determine the number of shares to be issued and a minimum price for such shares. The Company’s board, pursuant to rights provided by the MGCL, has delegated this requirement to a pricing committee, subject to a maximum number of shares that has been set by the board. Until the pricing committee has adopted the resolutions setting forth the number of shares and the minimum price, the issuance of the shares has not been authorized in accordance with the MGCL. This will not happen until after the registration statement has been declared effective, so the assumption of the pricing resolutions is necessary for the opinion. The assumption has been narrowed to limit it to pricing committee or board resolutions setting the number of shares to be issued and the minimum price within the limits set forth in the resolutions.

Securities and Exchange Commission
October 14, 2005

The opinion which states that the issuance is in accordance with the pricing resolutions is necessary because the shares are not validly issued, fully paid and nonassessable until the Company received the consideration described in the resolutions. The opinion has been narrowed to state that the shares will be validly issued, fully paid and nonassessable upon delivery of the shares for the consideration described in the pricing resolutions.

Exhibit 8.1. Tax Opinion

35.	Please refer to page 2 and the references to the representations contained in the Certificate. Please revise to clarify that counsel has assumed only “factual” representations of the company or its management.

We have revised the assumption on page 2 to clarify that it refers to factual representations.

36.	We note the statement that “[t]his opinion letter is solely for the information and use of the addressee, and it may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.” Please note that language that serves to limit or implies that the opinion is only for the benefit of the registrant is not acceptable. Investors must be able to rely on the opinion. Please revise accordingly.

We have removed the statement from the tax opinion.

Very truly yours,

/s/ Lisa A. Ernst

Lisa A. Ernst

Enclosure

cc:	Jonathan Z. Cohen
J. Baur Whittlesey
Larry P. Medvinsky (Facsimile: 212-878-8375)

Securities and Exchange Commission
October 14, 2005

ATTACHMENTS

Comment No.	Attachment
31	Directed Share Program materials
34	Draft legal opinion of DLA Piper Rudnick Gray Cary US LLP
35 & 36	Draft tax opinion of Ledgewood